Bank of America, N.A.

Form SBSE-A

Amendment - SBSE-A/A

November 27, 2024

The following changes were made in this Amendment:

Changes to Schedule B, Section II Item 13B

360 TRADING NETWORKS INC – Added as Execute or Trade entity

INTERCONTINENTAL EXCHANGE HOLDINGS, INC – Added as Execute or Trade entity

NEX SEF LIMITED – Added as Execute or Trade entity